SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                             Geerlings & Wade, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                  368473-10-4
                                 (CUSIP Number)

                               David J. Roodberg
                              Liquid Holdings Inc.
                              1899 L Street, N.W.
                                  Ninth Floor
                             Washington, D.C. 20036
                                 (202-736-2827)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 27, 1999
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box (.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

CUSIP NO. 368473-10-4                      13D



1.      NAME OF REPORTING PERSON
        Liquid Holdings Inc.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        I.R.S.# 06-1557910

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (A)
                                                     (B)
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        00 (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Liquid Holdings Inc. is a Delaware corporation.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER
               None

        8.     SHARED VOTING POWER
               1,585,667 shares of Common Stock

        9.     SOLE DISPOSITIVE POWER
               815,000

        10.    SHARED DISPOSITIVE POWER
               None

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        1,585,667 shares of Common Stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   N/A

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 41.2% (Based on 3,848,405 shares represented by the Issuer as issued and outstanding as of September 27, 1999).

14.     TYPE OF REPORTING PERSON*
        HC

CUSIP NO. 368473-10-4                      13D




1.      NAME OF REPORTING PERSON
        Liquid Experience II LLC

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        I.R.S.# 06-1557981

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (A)
                                                     (B)
3.      SEC USE ONLY

4.      SOURCE OF FUNDS* 00 (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Liquid Experience II LLC is a Delaware limited liability company.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER
               None

        8.     SHARED VOTING POWER
               1,585,667 shares of Common Stock

        9.     SOLE DISPOSITIVE POWER
               815,000

        10.    SHARED DISPOSITIVE POWER
               None

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        1,585,667 shares of Common Stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   N/A

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 41.2% (Based on 3,848,405 shares represented by the Issuer as issued and outstanding as of September 27, 1999).

14.     TYPE OF REPORTING PERSON*
        OO

CUSIP NO. 368473-10-4                      13D




1.      NAME OF REPORTING PERSON
        Ronald S. Haft

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        I.R.S.# ###-##-####

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (A)
                                                     (B)
3.      SEC USE ONLY

4.      SOURCE OF FUNDS* 00 (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

6. CITIZENSHIP OR PLACE OF ORGANIZATION Ronald S. Haft is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER
               None

        8.     SHARED VOTING POWER
               1,585,667 shares of Common Stock

        9.     SOLE DISPOSITIVE POWER
               815,000

        10.    SHARED DISPOSITIVE POWER
               None

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        1,585,667 shares of Common Stock

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   N/A

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 41.2% (Based on 3,848,405 shares represented by the Issuer as issued and outstanding as of September 27, 1999).

14.     TYPE OF REPORTING PERSON*
        IN

CUSIP NO. 368473-10-4                      13D



ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Geerlings & Wade, Inc., a Massachusetts corporation (the "Issuer"). The address of the Issuer's principal executive offices is 960 Turnpike Street, Canton, Massachusetts 02021.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by Liquid Holdings Inc., a Delaware corporation (the "Parent"). The Parent was formed specifically for the purpose of consummating the transactions contemplated by the Merger Agreement (as hereinafter defined). It currently owns 100% of the issued and outstanding capital stock of Liquid Acquisition Corp., a Massachusetts corporation (the "Purchaser"), also formed specifically for the purpose of consummating the transactions contemplated by the Merger Agreement. The Parent's principal business address and principal office address is 1899 L Street, N.W., Ninth Floor, Washington, D.C. 20036; its telephone number is (202) 293-4500.

     The persons reporting information on this Schedule 13D include Liquid Experience II LLC, a Delaware limited liability company ("LE II"), which owns 10,000 shares of the common stock, $0.01 par value per share, of the Parent, representing 100% of the issued and outstanding capital stock of the Parent, and Ronald S. Haft ("RSH," and collectively with LE II and Parent, the "Reporting Persons"), an individual who owns a 100% interest in LE II.

     The business address of LE II is 1899 L Street, N.W., Ninth Floor, Washington, D.C. 20036. The business address of RSH is 1899 L Street, N.W., Ninth Floor, Washington, D.C. 20036.

     LE II was formed specifically for the purpose of providing equity financing for the Parent to provide capital for the transactions contemplated by the Merger Agreement.

     RSH is the Chief Executive Officer of Combined Properties, Inc. ("Combined Properties"). Combined Properties is engaged in the development and operation of shopping malls.

     The names of the directors and executive officers of each of the Parent and LE II, their respective business addresses, citizenship, and present principal occupation or employment and the names, principal business and address of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I attached hereto, which Schedule I is specifically incorporated herein by reference.

CUSIP NO. 368473-10-4                      13D



     During the last five years, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, any of the persons named in
Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, any of the individuals named in
Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Each of the Reporting Persons may be deemed to have acquired beneficial ownership of 1,585,667 shares of Common Stock as of September 27, 1999, as a result of provisions of (i) the Stockholder Agreement (the "Stockholder Agreement"), dated as of September 27, 1999, among the Parent, Huib Geerlings ("Mr. Geerlings") and Phillip D. Wade ("Mr. Wade, and together with Mr. Geerlings, the "Stockholders"), and (ii) the Company Option Agreement (the "Company Option Agreement"), dated as of September 27, 1999, between the Parent and the Issuer, each as more fully described in Item 4 below. The shares of Common Stock to which this statement relates have not been purchased by the Parent.

     Pursuant to the Stockholder Agreement, Mr. Geerlings, an individual stockholder of the Issuer owning 864,000 shares of Common Stock, granted the Parent, or an affiliate of Parent, an option (the "Stockholder Option") to purchase, upon the occurrence of certain specified events which are not within the control of the Parent, up to 543,333 shares of Common Stock owned by Mr. Geerlings at a purchase price of $10.00 per share, which number of shares is subject to certain contingent anti-dilutive adjustments (the "Stockholder Option Shares"). The exercise of the Stockholder Option to purchase the full number of shares of Common Stock currently covered thereby would require aggregate funds of $5,433,330, excluding administrative fees and other fees associated therewith. The Parent currently anticipates that such funds would be provided from working capital and additional equity financing of the Parent.

        Pursuant to the Company Option Agreement, the Issuer granted the Parent, or an affiliate of the Parent, an option (the "Company Option") to purchase, upon the occurrence of certain specified events which are not within the control of the Parent, up to 271,667 shares of authorized but unissued shares of Common Stock at a purchase price of $10.00 per share, which number of shares is subject to certain contingent anti-dilutive adjustments (the "Company Option Shares"). The exercise of the Company Option to purchase the full number of shares of Common Stock currently covered thereby would require aggregate

CUSIP NO. 368473-10-4                      13D



funds of $2,716,670, excluding administrative fees and other fees associated therewith. The Parent currently anticipates that such funds would be provided from working capital and additional equity financing of the Parent.

ITEM 4. PURPOSE OF TRANSACTION.

     On September 27, 1999, the Parent entered into an Agreement and Plan of Merger with the Issuer and the Purchaser (the "Merger Agreement"), a newly formed subsidiary of the Parent, pursuant to which the Purchaser will merge with and into the Issuer (the "Merger"), with the Issuer being the surviving corporation and a wholly-owned subsidiary of the Parent.

     Upon consummation of the Merger, (i) each share of Common Stock issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement), excluding shares of Common Stock held by the Issuer as treasury shares, shares of Common Stock issued and outstanding and owned by the Parent or any direct or indirect subsidiary of the Parent, and Dissenting Shares (as defined in the Merger Agreement), will be cancelled and extinguished and automatically converted into and become the right to receive $10.00 in cash (the "Per Share Merger Consideration"), and (ii) the Board of Directors of the Issuer will be replaced by the Board of Directors of the Purchaser.

     As an inducement to the Parent's entering into the Merger Agreement, Mr. Geerlings, who owns 864,000 shares of Common Stock, and Mr. Wade, who owns 450,000 shares of Common Stock, have entered into the Stockholder Agreement with the Parent, pursuant to which the Stockholders have agreed, so long as the Stockholder Agreement remains in effect, among other things (i) to vote their shares of Common Stock in favor of the Merger Agreement and the Merger, (ii) to vote their shares of Common Stock against (a) any other merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer, or (b) any amendment of the Company's Articles of Organization or Bylaws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction") and (iii) to abide by certain restrictions on the transfer of shares of Common Stock owned by them. Each Stockholder also granted the Parent and RSH and David J. Roodberg, Chief Executive Officer and Chief Financial Officer of the Parent, respectively, and their successors in such offices, an irrevocable proxy to vote such Stockholder's shares of Common stock in favor of approval of the Merger Agreement and the Merger and against any Competing Transaction.

        Under the Stockholder Agreement, Mr. Geerlings granted to the Parent, or an affiliate of the Parent, the Stockholder Option (covering 543,333 shares of Common Stock). The Stockholder Option may be exercised in the event the

CUSIP NO. 368473-10-4                      13D



Merger Agreement is terminated (i) by the Purchaser as a result of the Board of Directors of the Issuer approving or recommending an Acquisition Proposal (as defined in the Merger Agreement), withdrawing or modifying in a manner adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement or the transactions contemplated thereby, or failing to submit the Merger to the Issuer's stockholders for approval or resolving publicly to do any of the foregoing or (ii) by the Issuer as a result of the Issuer's acceptance of an Acquisition Proposal in accordance with the provisions of the Merger Agreement.

     Pursuant to the Stockholder Agreement, the Parent granted to the Issuer and Jay L. Essa and David R. Pearce, Chief Executive Officer and Chief Financial Officer of the Issuer, respectively, an irrevocable proxy to vote the Stockholder Option Shares as directed by Mr. Geerlings in connection with an Acquisition Proposal or Superior Proposal (as defined in the Merger Agreement) in the event that the Stockholder Option is exercised.

     The Stockholder Agreement, and the Stockholder Option, will terminate upon the termination of the Merger Agreement under certain circumstances or upon consummation of the Merger.

     Concurrently with the execution of the Merger Agreement, and as an inducement to the Parent's entering into the Merger Agreement, the Issuer entered into the Company Option Agreement with the Parent, pursuant to which the Issuer granted the Parent or an affiliate of the Parent the Company Option (covering 271,667 shares of Common Stock). The Company Option is exercisable by the Parent or an affiliate of the Parent upon the occurrence of the same events described with respect to the exercise of the Stockholder Option above. The Parent granted to the Company and Jay Essa and David Pearce an irrevocable proxy to vote the Company Option Shares as directed by the Board of Directors in connection with an Acquisition Proposal or Superior Proposal in the event that the Company Option is exercised.

     Except as contemplated by the Merger Agreement, the Stockholder Agreement and the Company Option Agreement, or as otherwise described in this Item 4, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, any individual named in Schedule I attached hereto, has present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

CUSIP NO. 368473-10-4                      13D



     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

     (h)  Causing the Common Stock to be delisted from the Nasdaq National
          Market;

     (i) The Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to any of those enumerated above.

     References to, and descriptions of, the Merger Agreement, the Stockholder Agreement and the Company Option Agreement as set forth above in this Item 4 are qualified in their entirety by references to the copy of the Merger Agreement, attached hereto as Exhibit 1, the copy of the Stockholder Agreement attached hereto as Exhibit 2, and the copy of the Company Option Agreement attached hereto as Exhibit 3.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) Pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act, each of the Reporting Persons may be deemed individually to own beneficially 1,585,667 shares of Common Stock, representing approximately 41.2% of the outstanding shares of Common Stock, based on the number of shares of Common Stock represented by the Issuer as issued and outstanding as of September 27, 1999.

     Each of the Reporting Persons may be deemed to have shared voting power with respect to the full 1,314,000 shares of Common Stock subject to the Stockholder Agreement. However, the Parent, except as otherwise set forth in the Stockholder Agreement, is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock subject to the voting provisions of the Stockholder Agreement. Each of the Reporting Persons disclaims beneficial ownership of such shares of Common Stock covered by the Stockholder Agreement.

     In addition, if the Parent were to exercise the Stockholder Option and acquire the Stockholder Option Shares (543,333 shares of Common Stock) pursuant to the Stockholder Agreement, each of the Reporting Persons would have shared voting power and sole dispositive power with respect thereto. Because of the limited circumstances in which the Stockholder Option is exercisable, each of the Reporting Persons expressly disclaims present beneficial ownership of the Stockholder Option Shares.

     By reason of the Company Option Agreement, each of the Reporting Persons may be deemed to own beneficially the Company Option Shares (271,667 shares of Common Stock). If the Parent were to acquire the Company Option Shares, which would represent approximately 6.6% of the shares of Common Stock after issuance by the Issuer, based on the number of shares of Common Stock represented by the Issuer as issued and outstanding as of September 27, 1999, each of the Reporting Persons would have shared voting power and sole dispositive power with respect thereto. Because of the limited circumstances in which the Company Option is exercisable, each of the Reporting Persons expressly disclaims present beneficial ownership of the Company Option Shares.

     (c) Other than as set forth in this Item 5(a)-(b), as of the date hereof, there have been no transactions in the shares of Common Stock effected during the past 60 days by any of the Reporting Persons and, to the best knowledge of each of the Reporting Persons, there have been no transactions in the shares of Common Stock effected during the past 60 days by any of the individuals named in Schedule I attached hereto.

     (d) Pursuant to a Pledge Agreement (the "Pledge Agreement") dated on or about July 25, 1997, Mr. Wade pledged his shares of Common Stock to BankBoston, N.A. (the "Bank"). Such shares represent approximately 11.7% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Issuer as issued and outstanding as of September 27,
1999). In connection with the transactions contemplated by the Stockholder Agreement, the Bank and Mr. Wade entered into a Supplemental Agreement, dated as of September 27, 1999, accepted and agreed to by the Parent, pursuant to which the Bank agreed, through February 29, 2000, to cause Mr. Wade's shares of Common Stock to be voted as set forth in the Stockholder Agreement and not to transfer, sell, pledge or grant a security interest in Mr. Wade's shares to any person or entity unless such person or entity agrees, prior to such event, to hold such shares in accordance with the Stockholder Agreement. To the best knowledge of each of the Reporting Persons, as of the date hereof, no other person has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

CUSIP NO. 368473-10-4                      13D



     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Merger Agreement contains certain customary restrictions regarding the conduct of the business of the Issuer pending the Merger, including certain restrictions relating to the Common Stock. Except as provided in the Merger Agreement, the Stockholder Agreement, the Company Option Agreement, and the Supplemental Agreement, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the individuals named in
Schedule I attached hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder's fees, ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 368473-10-4                      13D




ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 Agreement and Plan of Merger, dated as of September 27, 1999, by and among Liquid Holdings Inc., Liquid Acquisition Corp. and Geerlings & Wade, Inc.

        Exhibit 2 Stockholder Agreement, dated as of September 27, 1999, by and among Liquid Holdings Inc., Huib Geerlings and Phillip D. Wade.

        Exhibit 3 Company Option Agreement, dated as of September 27, 1999, by and among Liquid Holdings Inc. and Geerlings & Wade, Inc.

        Exhibit 4 Supplemental Agreement, dated as of September 27, 1999, between BankBoston, N.A. and Phillip D. Wade, and accepted and agreed to by Liquid Holdings Inc.

CUSIP NO. 368473-10-4                      13D




                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, undersigned certifies that the information set forth in this Statement is true, complete, and correct.


                                       LIQUID HOLDINGS INC.


                                       By:   /s/ David J. Roodberg
                                          ------------------------------
                                          Name:   David J. Roodberg
                                          Title:  Executive Vice President
                                                  and Treasurer

                                       LIQUID EXPERIENCE II LLC


                                       By:   /s/ Ronald S. Haft
                                          ------------------------------
                                          Name:   Ronald S. Haft
                                          Title:  Managing Member

                                            /s/ Ronald S. Haft
                                          ------------------------------
                                          Ronald S. Haft, individually

Dated:  October 7, 1999

CUSIP NO. 368473-10-4                      13D




                        INDEX TO EXHIBITS AND SCHEDULES


        Exhibit 1 Agreement and Plan of Merger, dated as of September 27, 1999, among Liquid Holdings Inc., Liquid Acquisition Corp. and Geerlings & Wade, Inc.

        Exhibit 2 Stockholder Agreement, dated as of September 27, 1999, among Liquid Holdings Inc., Huib Geerlings and Phillip D. Wade.

        Exhibit 3 Company Option Agreement, dated as of September 27, 1999, between Liquid Holdings Inc. and Geerlings & Wade, Inc.

        Exhibit 4 Supplemental Agreement, dated as of September 27, 1999, between BankBoston, N.A. and Phillip D. Wade, and accepted and agreed to by Liquid Holdings Inc.

        Schedule I Information regarding the Officers and Directors of Liquid Holdings Inc. and Liquid Experience II LLC

CUSIP NO. 368473-10-4                      13D



                                   SCHEDULE I

LIQUID HOLDINGS INC.

DIRECTORS:

Name and Business Address           Principal Occupation         Business of Employer

Ronald S. Haft                      Chief Executive Officer      See Item 2 above
Combined Properties, Inc.           of Combined Properties
1899 L Street, N.W.
Ninth Floor
Washington, D.C. 20036

Mr. Haft is a citizen of the United States.

EXECUTIVE OFFICERS:

Name and Business Address           Principal Occupation         Business of Employer

Ronald S. Haft                      Chief Executive Officer      See Item 2 above
Combined Properties, Inc.           of Combined Properties
1899 L Street, N.W.
Ninth Floor
Washington, D.C. 20036

David J. Roodberg                   Executive Vice President     See Item 2 above
Combined Properties, Inc.           of Combined Properties
1899 L Street, N.W.
Ninth Floor
Washington, D.C. 20036

Michael Leavitt                     President of Windlass        Consulting,
Windlass Corporation                Corporation                  specializing in development
10 Monmouth Court                                                of business, strategic,
Brookline, MA  02446                                             marketing and financial
                                                                 plans.

All of the foregoing persons are citizens of the United States.



CUSIP NO. 368473-10-4                      13D




LIQUID EXPERIENCE II LLC

MANAGERS:

Name and Business Address           Principal Occupation         Business of Employer

Ronald S. Haft                      Chief Executive Officer      See Item 2 above
Combined Properties, Inc.           of Combined Properties
1899 L Street, N.W.
Ninth Floor
Washington, D.C. 20036


Mr. Haft is a citizen of the United States.

EXECUTIVE OFFICERS:

None